NO ACT

PE
2-14-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

12025217

Received SEC

FEB 15 2012

Washington, DC 20549

February 15, 2012

Elizabeth W. Powers
Dewey & LeBoeuf LLP
epowers@dl.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-15-12

Re: The Goldfield Corporation

Dear Ms. Powers:

This is in regard to your letter dated February 14, 2012 concerning the shareholder proposal submitted by Michael Stinson for inclusion in Goldfield's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Goldfield therefore withdraws its February 6, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Michael Stinson
FISMA & OMB Memorandum M-07-16

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

DEWEY & LEBOEUF

T +1 212 259 8662
F +1 212 649 9476
epowers@dl.com

February 14, 2012

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The Goldfield Corporation –
Withdrawal of Rule 14a-8 Letter Regarding the
Michael Stinson Stockholder Proposal

Ladies and Gentlemen:

On February 7, 2012, on behalf of our client, The Goldfield Corporation (the "Company"), we submitted to the staff of the Division of Corporation Finance a request pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 relating to the Company's ability to exclude from its proxy materials for the 2012 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") dated December 11, 2011 submitted by Michael Stinson (the "Proponent").

On February 9, 2012, John Sottile, Chief Executive Officer of the Company, received an e-mail from the Proponent withdrawing the Proposal. A copy of the Proponent's e-mail is attached hereto as Exhibit A. In reliance on the Proponent's letter, we hereby withdraw our request.

Very truly yours,

Elizabeth W. Powers

Elizabeth W. Powers

Enclosures

cc: Mary L. Manger
John H. Sottile
Stephen Wherry
Michael S. Stinson

Exhibit A

From: John Sottile [mailto:jhs@goldfieldcorp.com]
Sent: Thursday, February 09, 2012 10:25 AM
To: mike stinson FISMA & OMB Memorandum M-07-16***
Cc: Mary Manger <mmanger@goldfieldcorp.com>
Subject: RE: Shareholder Proposal

Mike,
Thank you very much for taking the time to discuss Goldfield with me. I will let the attorney's know of your decision to withdraw your shareholder proposal. Please feel free to call me anytime. My direct number is OMB Memorandum M-07-16***
Thanks for your time,
John

From: mike stinsor ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, February 09, 2012 9:55 AM
To: John Sottile
Cc: Mary Manger
Subject: RE: Shareholder Proposal

John,

Per our conversation, I am withdrawing all my shareholder proposals. Best of luck.

Regards,

mike

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

T +1 212 259 8662
F +1 212 649 9476
epowers@dl.com

DEWEY & LEBOEUF

Rule 14a-8(b)
Rule 14a-8(f)

February 6, 2012

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The Goldfield Corporation –
Michael Stinson Stockholder Proposal

Ladies and Gentlemen:

We are writing on behalf of The Goldfield Corporation, a Delaware corporation (the "Company"), with regard to the stockholder proposal (the "Proposal") submitted by Michael Stinson (the "Proponent") in connection with the Company's annual meeting of stockholders to be held on May 31, 2012 (the "2012 Annual Meeting").

We believe that the Proposal may be properly excluded from the Company's proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(b) and Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal.

A copy of the Proposal is attached hereto as Exhibit A.

We are forwarding a copy of this letter and all exhibits to the Proponent as required.

A. Background

The Proponent submitted his Proposal to the Company by letter dated December 11, 2011, via certified mail, which the Company received on December 19, 2011. The Proposal consisted of four resolutions with no supporting statement. The Proponent stated that he is a current and longtime Company stockholder; however, he did not include a statement from the record holder of his shares verifying his ownership, and he does not appear in the Company's records as a registered stockholder.

On behalf of the Company, we sent a deficiency notice to the Proponent, dated December 21, 2011 (the "Deficiency Notice"), a copy of which is attached hereto as Exhibit B. The Proponent received the Deficiency Notice on December 22, 2011, according to the FedEx proof of delivery, a copy of which is attached hereto as Exhibit C.

In the Deficiency Notice, we advised the Proponent that he must provide proof of his eligibility to submit a stockholder proposal to the Company for inclusion in its proxy materials in accordance with Rule 14a-8(b)(2). We advised the Proponent that, in order to be eligible to submit a proposal, he must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal for at least one year by the date on which the proposal was submitted and that he must continue to hold the securities through the date of the annual meeting. We stated that since he did not appear in the Company's records as a registered stockholder, he needed to provide (i) a written statement from the record holder (usually a bank or broker) verifying that, at the time he submitted the Proposal, he owned and had continuously held the required securities for at least one year or (ii) copies of documents specified in Rule 14a-8(b)(2)(ii). We also indicated that the Proponent must include his own written statement that he intends to continue to hold the securities through the date of the annual meeting.

In accordance with Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"), the Deficiency Notice contained detailed instructions about how the Proponent should provide proof of his ownership of Company common stock if his stock is held through a bank or broker. Specifically, the Deficiency Notice informed the Proponent that (i) he must provide a written statement from the record holder of the shares, (ii) if his shares are held through a bank or broker that is a participant in the Depository Trust Company ("DTC"), one letter from the bank or broker containing all the required information would satisfy the requirement, (iii) if his shares are held through a bank or broker that is not a DTC participant, two proof of ownership statements would need to be submitted - one from the bank or broker confirming the Proponent's ownership and the other from the DTC participant confirming the bank or broker's ownership and (iv) how to determine whether a bank or broker is a DTC participant.

We also notified the Proponent in the Deficiency Notice that he may not submit more than one proposal for inclusion in the Company's proxy materials under Rule 14a-8(c) and that he must notify us as to which proposals he wished to withdraw.

We enclosed a copy of Rule 14a-8 with our letter and advised the Proponent that his response and all proofs of eligibility must be postmarked or transmitted electronically to us no later than 14 days from the date he received our letter.

The Proponent responded by e-mail on December 29, 2011. He advised us that he wished to submit for inclusion in the proxy materials his second proposal regarding rescission of the Company's Shareholder Rights Agreement and that Fidelity would provide a letter confirming his ownership of Company common stock. A copy of the Proponent's December 29, 2011 e-mail is attached hereto as Exhibit D.

On January 5, 2012, the Proponent sent a further e-mail stating that he owns over 100,000 shares of Company common stock and that he intends to hold the shares through the date of the annual meeting. He included a letter from Fidelity Investments, dated December 29, 2011 (the "Fidelity Letter"), stating that Fidelity can "confirm that [the Proponent has] held the equity security GV – Goldfield Corp, CUSIP ID 381370105, continuously from the date of this letter going back at least two years." A copy of the Fidelity Letter is attached hereto as Exhibit E.

There was e-mail correspondence between John Sottile, Chief Executive Officer of the Company, and the Proponent to schedule a call to discuss the Proposal, a copy of which is attached hereto as Exhibit F.

B. Grounds for Exclusion and Analysis

We believe the Proposal may be properly excluded from the Company's proxy materials pursuant to Rule 14a-8(b) and Rule 14a-8(f), because the Proponent has failed to supply, within 14 days of receipt of our request, documentary support sufficient to evidence that he satisfied the one-year continuous stock ownership requirements as of the date he submitted the Proposal.

Rule 14a-8(b) states that in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date on which the stockholder submitted the proposal. Rule 14a-8(b) sets forth two methods of proof. If the stockholder is not a holder of record, the stockholder must prove eligibility by submitting to the company either (i) a written statement from the record holder of the securities verifying that, at the time of submission, the stockholder continuously held the required amount of securities for at least one year or (ii) copies of filings on Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 reflecting such ownership and a written statement from the proponent as to continuous ownership. The Staff recently provided guidance in SLB 14F as to the types of banks and brokers that should be considered record holders under Rule 14a-8(b)(2)(i), stating that only DTC participants should be viewed as record holders of securities that are deposited at DTC.

A company may exclude a stockholder proposal pursuant to Rule 14a-8(f), if the company notifies the proponent of his failure to satisfy the eligibility or procedural requirements set forth in Rule 14a-8(b) and the proponent fails to correct such deficiency within 14 calendar days after receiving the notification. The Staff has concurred on a number of occasions that stockholder proposals could be omitted pursuant to Rule 14a-8(b) and Rule 14a-8(f) because the proponent failed to supply proof of ownership from the record holder showing that the proponent continuously owned the minimum amount of stock for one year as of the date the proposal was submitted.

1. The Fidelity Letter Was Not Submitted by a DTC Participant

The Fidelity Letter is signed by Preston Pavlat in his capacity as Senior Premium Services Specialist of Fidelity Investments. However, Fidelity Investments is not a DTC participant because neither Fidelity Investments nor any company with a name similar to Fidelity Investments appears on the DTC participant list. Because the Fidelity Letter is not from a DTC participant and there is no second letter from a DTC participant, the Proponent has not complied with the requirements of Rule 14a-8(b) and SLB 14F.

2. The Fidelity Letter Does Not Specify That the Proponent Continuously Owned at Least $2,000 or 1% in Company Common Stock

The Fidelity Letter does not satisfy Rule 14a-8(b)'s proof of ownership requirements because it does not state the number of shares or value of Company stock the Proponent owns. The Fidelity Letter states only that the Proponent has held Company common stock continuously from the date of the letter going back at least two years.

In Boeing Co. (February 3, 2009), the Staff concurred in the exclusion of a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f), where the proponent supplied a broker letter similar to the Fidelity Letter, which stated "this is to confirm that [the proponent] has owned shares of Boeing stock for over one (1) year." Boeing Co. argued, and the Staff agreed, that the broker letter confirmed only that the proponent owned an indeterminate number of shares of Boeing stock and did not show that the proponent met the stock ownership requirement of at least $2,000 in market value, or 1%, of the company's stock entitled to be voted on the matter.

C. Conclusion

The information submitted by the Proponent in the Fidelity Letter does not constitute proper proof of continuous ownership of at least $2,000 in market value, or 1%, of Company common stock for one year as of December 11, 2011, the date on which the Proponent submitted the Proposal. We, therefore, believe that the Proposal may be properly excluded from the Company's proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(b) and Rule 14a-8(f).

We request that the Staff concur in our view that the Company may omit the Proposal in its entirety from the 2012 proxy materials and that no enforcement action will be recommended to the Commission if the Proposal is excluded.

Very truly yours,

Elizabeth W. Powers

Elizabeth W. Powers

Enclosures

cc: Mary L. Manger
John H. Sottile
Steven Wherry
Michael S. Stinson

Exhibit A

December 11, 2011

Mary L. Manger
Secretary
The Goldfield Corporation
1684 West Wibiscus Boulvard
Melbourne, Florida 32901

Re: Shareholder Resolutions

Dear Corporate Secretary,

As a longtime and current shareholder of The Goldfield Corporation, I am requesting the following shareholder resolutions be placed on the next proxy statement:

Resolved:

Country club membership and use of company vehicles be suspended for Mr. Sottile due to poor shareholder returns.

The Shareholder Rights agreement adopted on September 17, 2002 which imposes a penalty on any person or group that acquires 20% or more of the Company's outstanding stock shall be rescinded due to poor shareholder returns.

The 1998 Executive Long Term Incentive Plan shall be rescinded due to failure to produce shareholder returns.

The September 17, 2002, Performance Based Bonus Plan shall be rescinded due to failure to produce shareholder returns.

Michael Stinson
Shareholder The Goldfield Corporation
Shares Held in Fidelity Investment Brokerage Account

Exhibit B

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6092

DEWEY & LEBOEUF

tel +1 212 259 8662
fax +1 212 649 9476
epowers@dl.com

December 21, 2011

Via Federal Express

Mr. Michael Stinson

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposals – The Goldfield Corporation

Dear Mr. Stinson:

The Goldfield Corporation (the "Company") received, on December 19, 2011, your letter of December 11, 2011, which includes your shareholder proposals for the Company's 2012 annual meeting.

Rule 14a-8 under Regulation 14A of the Securities Exchange Act of 1934, as amended, sets forth the requirements for inclusion of shareholder proposals in a company's proxy statement. A copy of the rule is enclosed with this letter.

Rule 14a-8(b) specifies that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date on which the proposal is submitted and the shareholder must continue to hold the securities through the date of the annual meeting.

Since you do not appear in the Company's records as a registered shareholder, you need to submit proof of your eligibility to submit a proposal. You must prove your eligibility in one of two ways:

- By submitting a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the shareholder meeting or

- By submitting a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the Securities and Exchange Commission, you may demonstrate your eligibility by submitting to us:

    - a copy of the schedule and/or form and any subsequent amendments reporting a change in your ownership level;

    - your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

    - your written statement that you intend to continue ownership of the shares through the date of the Company's annual meeting.

If you are submitting proof through the first alternative above and you hold your securities through a bank or broker that is listed as a participant in the Depository Trust Company ("DTC"), that bank or broker will be considered the "record" holder of your securities. You may determine if your bank or broker is a participant in DTC by checking the website at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If your bank or broker is a participant, you should obtain and provide us with one letter from that bank or broker containing all the information indicated above, in addition to your own statement as to continued ownership. However, if your bank or broker is not listed as a participant in DTC, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to find out who the DTC participant is by asking your bank or broker. In that case, as is most likely, if the DTC participant knows your bank or broker's holdings but does not know your holdings, you may satisfy the requirements by obtaining and submitting two proof of ownership statements – one from your bank or broker confirming your ownership and the other from the DTC participant confirming the bank or broker's ownership – in addition to your own statement as to continued ownership.

In addition, Rule 14a-8(c) specifies that a shareholder may submit no more than one proposal for a particular shareholder meeting. You have submitted more than one proposal and therefore need notify us as to which proposals you wish to withdraw.

In accordance with Rule 14a-8(f)(1), your response and all proof of eligibility as indicated above must be postmarked or transmitted by facsimile to me within 14 calendar days after receipt of this letter by you.

If you do not provide your response and this proof within the time period set forth above, the Company intends to make a submission to the Securities and Exchange Commission pursuant to Rule 14a-8(j) to omit your proposals from the Company's proxy statement as permitted by Rule 14a-8.

Very truly yours,

Elizabeth W. Powers

Elizabeth W. Powers

Enclosure

cc: Mary L. Manger
John H. Sottile
Steven Wherry

Enclosure

§ 240.14a-8 Shareholder proposals.

§ 240.14a-8 Shareholder proposals.

top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may

wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Exhibit D

From: mike stinson [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 29, 2011 08:57 PM
To: Powers, Elizabeth W.
Subject: Goldfield Proxy Statement

Elizabeth,

Thank you for your letter of December 21, 2011. I have been out of town and just received the letter today. I have contacted Fidelity and they are sending me a letter confirming that I was a qualified shareholder for purposes of placing a shareholder proposal for a vote. I will request that only the second proposal be submitted " The Shareholder Rights agreement adopted on on September 17, 2002 which imposes a penalty on any person or group that acquires 20% or more of the Company's outstanding stock shall be rescinded due to poor shareholder returns".

I intend on holding the shares through the date of the shareholder meeting.

Look forward to meeting you in the near future. It is my intent to be an active shareholder in this company. I hope as a partner in adding value to the shareholders.

Wishing you a safe and prosperous New Year,

Mike Stinson

Exhibit E

From: mike stinson [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 05, 2012 07:48 PM
To: Powers, Elizabeth W.
Subject: Goldfields

Elizabeth,

Here is the statement from Fidelity certifying that I have owned the shares in Goldfield for the last 2 years. I intend on holding them thru the date of the shareholder meeting. I own over 100,000 shares. I request the following shareholder resolution be placed on the next proxy statement:

"The Shareholder Rights agreement adopted on September 17, 2002 which imposes a penalty on any person or group that acquires 20% or more of the Company's outstanding stock shall be rescinded."

Let me know if you need anything else. Please copy me on any filings with the SEC regarding this proposal.

Regards,

mike stinson

Fidelity Personal Investments
Westlake Phone Site

One Destiny Way WB2F
Westlake, TX 76262

Fidelity INVESTMENTS

December 29, 2011

Micheal S. Stinson

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Micheal S. Stinson:

This letter is in response to your recent inquiry regarding your Fidelity retirement account ending with *** FISMA & OMB Memorandum M-07-16 ***

I can confirm that you have held the equity security GV – Goldfield Corp, CUSIP ID 381370105, continuously from the date of this letter going back at least two years.

Fidelity Brokerage Services LLC has no knowledge or proof of these funds before they were in this account. Copies of the account histories are available if further information is needed.

I hope this information is helpful. If you have any questions or need additional information, please call 1-800-544-4442. Your Premium team is available to assist you from 8:00 a.m. to 9:00 p.m. Eastern time, Monday through Friday.

Sincerely,

Preston Pavlat
Senior Premium Services Specialist

Exhibit F

Powers, Elizabeth W.

From: John Sottile <jhs@goldfieldcorp.com>
Sent: Sunday, February 05, 2012 4:37 PM
To: mike stinson
Cc: Mary Manger
Subject: Re: Shareholder Proposal

Mike,
I won't be able to call you tomorrow morning due to an illness. When I return to the office in a couple of days, I will call to reschedule. I'm very sorry for the inconvenience.
John

Sent from my iPad

On Feb 2, 2012, at 1:31 PM, "mike stinson" FISMA & OMB Memorandum M-07-16 wrote:

John,
Office number is best 281-293-6884. mike

Subject: RE: Shareholder Proposal
Date: Thu, 2 Feb 2012 12:34:19 -0500
From: jhs@goldfieldcorp.com
To: FISMA & OMB Memorandum M-07-16 ***

Mike,

Great. I will call you Monday morning, February 6th, at 9:00 am eastern time. Your office number or cell?

Thanks,

John

From: mike stinson [mailto FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, February 02, 2012 12:07 PM
To: John Sottile
Subject: RE: Shareholder Proposal

John,

I am free Monday morning February 6 . Or, I can call you at a time that works for you. Look forward to speaking with you.

mike

office 281-293-6884

*** FISMA & OMB Memorandum M-07-16 ***

Subject: Shareholder Proposal
Date: Tue, 31 Jan 2012 16:34:49 -0500
From: jhs@goldfieldcorp.com
To: *** FISMA & OMB Memorandum M-07-16 ***

Mr. Stinson,

I would like the opportunity to discuss your shareholder proposal. Please let me know a convenient time we could talk.

Thank you,

John Sottile